Alpha Architect ETF Trust

213 Foxcroft Road

Broomall, Pennsylvania 19008

August 31, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Delaying Amendment for Alpha Architect ETF Trust

Registration Statement on Form N-14

File No.: 333-240244

Gadsden Dynamic Multi-Asset ETF

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the Gadsden Dynamic Multi-Asset ETF, a series of ETF Series Solutions, into the Gadsden Dynamic Multi-Asset ETF, a series of the Alpha Architect ETF Trust. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 31, 2020 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Broomall and the Commonwealth of Pennsylvania on August 31, 2020.

Please direct questions or comments relating to this filing to Michael T. Pellegrino, of Pellegrino, LLC, at 856-292-8331.

Very truly yours, /s/ Wesley Gray Wesley Gray President, Principal Executive Officer Alpha Architect ETF Trust